HAECO

08002690

Our Ref.: CSA/CPA12/24

7th May 2008

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SEC
Mail Processing
Section

MAY 19 2008

Washington, DC
100

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. ~~82-1390~~

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose copies of the Company's announcements which have been posted on the websites of the Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the Company (www.haeco.com).

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
MAY 27 2008
THOMSON REUTERS

Lorence Wong
Deputy Company Secretary

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

LW/ma
Encl.
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - AGM\2008 AGM\Ltr_US SEC.doc

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Retirement of Director

The Board of Directors (the "Board") of Hong Kong Aircraft Engineering Company Limited (the "Company") announces that Mr. James Seymour DICKSON LEACH has retired as an Independent Non-Executive Director of the Company at its Annual General Meeting held on 6th May 2008 pursuant to Article 93 of the Company's Articles of Association and did not offer himself for re-election.

Mr. Dickson Leach has confirmed that he is not aware of any matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Dickson Leach for his outstanding contributions and wise counsel during the past 22 years since his appointment as a Director of the Company on 11th July 1986 and offers its best wishes to him.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 6th May 2008

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00044)

Annual General Meeting held on 6th May 2008 - Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Hong Kong Aircraft Engineering Company Limited held on 6th May 2008 ("the AGM"):

	Resolutions	**No. of Votes (%)**	
		For	**Against**
1.	To declare a final dividend.	128,531,695 (100%)	0 (0%)
2.(a)	To re-elect Robert Ernest ADAMS as a Director.	127,575,058 (99.62%)	488,312 (0.38%)
(b)	To re-elect John Charles Godfrey BREMRIDGE as a Director.	127,983,188 (99.92%)	97,707 (0.08%)
(c)	To re-elect Mark HAYMAN as a Director.	117,138,453 (91.47%)	10,923,317 (8.53%)
3.	To reappoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.	128,531,295 (100%)	0 (0%)
4.	To grant a general mandate for share repurchase.	128,514,295 (99.99%)	17,000 (0.01%)
5.	To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.	115,410,285 (89.79%)	13,121,410 (10.21%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

<u>Notes</u>

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 166,324,850 shares. Every member present in person or by proxy has one vote for every share of which he/she is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

For and on behalf of
Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 6th May 2008

END